Aetna GET Fund
Exhibit 77 I



	Pursuant to Sections 1.1, 6.2, and 11.3 of the Declaration of Trust for the Aetna GET Fund, a Massachusetts business trust, dated March 9, 1987, as amended (the "Declaration of Trust"), the Trustees divided the shares of beneficial interest of the Trust into and established a separate series (the "Fund") distinct from shares of the Trust previously issued. The Fund is designated "Series C" and has the following special rights.

	The Fund shall be authorized to hold cash and invest in securities and instruments and use investment techniques as described in the Trust's registration statement under the Securities
Act of 1933, as amended from time to time. Each share of beneficial interest of the Fund ("Share") shall be redeemable as provided in the Declaration of Trust, shall be entitled to one vote
(or fraction thereof in respect of a fractional share) on matters on which shares of the Fund shall be entitled to vote and shall represent a pro rata beneficial interest in the assets allocated to the Fund. The proceeds of sales of shares of the Fund, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to the Fund, unless otherwise required by law.
Each share of the Fund shall be entitled to receive its pro rata share of net assets of the Fund upon its liquidation.

	Shareholders of the Fund shall vote separately as a class on any matter to the extent required by, and any matter shall be deemed to have been effectively acted upon with respect to the Fund as provided in, Rule 18f-2 under the Investment Company Act of 1940, as amended, as from time to time in effect, or any successor rule and in the Declaration of Trust.




EX99.289